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06050252 ~S
∴ECOMMISSION
Washington, D.C. 20549

BB 10/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1, 2005 AND ENDING AUGUST 31, 2006

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM EQUITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1216 KENDALE BLVD

(No. and Street)

EAST LANSING	MICHIGAN	48826-2501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHELLE SHIPMAN   (517) 337-5423

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.

(Name – if individual, state last, first, middle name)

544 CHERBOURG DRIVE SUITE 200 LANSING	MICHIGAN	48917
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 0 6 2006

THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING

OCT 2 6 2006

WASHINGTON SECTION

185

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

1-A

OATH OR AFFIRMATION

I, MICHELLE SHIPMAN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PARADIGM EQUITIES, INC. _____, as

of AUGUST 31, _____, 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Michelle Shipman
Signature

PRINCIPAL FINANCIAL OFFICER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

October 5, 2006

We have audited the accompanying statements of financial condition of Paradigm Equities, Inc. as of August 31, 2006 and 2005, and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of August 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan + Ellis P.C.

1

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

PARADIGM EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AUGUST 31, 2006 AND 2005

	2006	2005
ASSETS		
Cash and equivalents	$ 4,002,716	$ 3,316,302
Commissions receivable	677,872	859,593
Prepaid expense	11,773	5,063
Total current assets	4,692,361	4,180,958
Securities owned, not readily marketable	3,300	3,300
	$ 4,695,661	$ 4,184,258
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 278,443	$ 253,181
Commissions payable and related items	455,834	616,780
Due to affiliates	49,223	111,531
Single business tax payable	14,503	21,519
Total current liabilities	798,003	1,003,011
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000	10,000
Additional paid in capital	20,000	20,000
Retained earnings	3,867,658	3,151,247
Total stockholder's equity	3,897,658	3,181,247
	$ 4,695,661	$ 4,184,258

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED AUGUST 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions	$ 5,876,303	$ 5,950,177
Interest and other revenue	153,526	53,924
Total revenues	6,029,829	6,004,101
EXPENSES:		
Commissions	2,469,857	2,730,637
Operating expenses	2,263,159	1,505,165
Taxes, other than income tax	57,543	57,128
Total expenses	4,790,559	4,292,930
Income before income taxes	1,239,270	1,711,171
INCOME TAXES	422,859	582,493
NET INCOME	816,411	1,128,678
RETAINED EARNINGS, beginning of year	3,151,247	2,222,569
DIVIDENDS	(100,000)	(200,000)
RETAINED EARNINGS, end of year	$ 3,867,658	$ 3,151,247

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 2006 AND 2005

	2006	2005
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:		
Cash flows from operating activities:		
Net income	$ 816,411	$ 1,128,678
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation and amortization expense		2,862
Commissions receivable	181,721	(390,835)
Prepaid expense	(6,710)	473
Accounts payable	25,262	(210,928)
Commissions payable and related items	(160,946)	235,869
Due to (from) affiliates	(62,308)	298,068
Single business tax payable	(7,016)	(660)
Total adjustments	(29,997)	(65,151)
Net cash provided by operating activities	786,414	1,063,527
Cash flows from financing activities:		
Dividends paid	(100,000)	(200,000)
NET INCREASE IN CASH AND EQUIVALENTS	686,414	863,527
CASH AND EQUIVALENTS:		
Beginning of year	3,316,302	2,452,775
End of year	$ 4,002,716	$ 3,316,302

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the financial statements. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at estimated fair value.

Equipment and depreciation - Assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

During 1999, the Company requested and was granted permission for exemption from Securities and Exchange Commission's Rule 15c 3-3, pursuant to Paragraph (k)(2)(i), allowing the company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2006, 85% of the Company's commission revenue was generated from two companies, Company A represented 49% and Company B represented 36%. In 2005, 79% of the Company's commission revenue was generated from two companies, Company A represented 45% and Company B represented 34%. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which expires in the year 2007.

NOTE 3 - EQUIPMENT

Equipment consists of the following:

	2006	2005
Computer software	$ 95,727	$ 95,727
Computer equipment	18,363	18,363
	114,090	114,090
Less accumulated depreciation	114,090	114,090
Net equipment	$ -	$ -
Depreciation and amortization expense		$ 2,862

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense on a separate return basis amounted to $422,859 and $582,493 for the years ended August 31, 2006 and 2005, respectively. As of August 31, 2006 and 2005, respectively, the Company had amounts due to the parent of $40,765 and $98,759 for income taxes.

There are no significant differences between "book" and "tax" income.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $1,620,000 and $900,000 for such services during 2006 and 2005, respectively.

In addition to the above agreement, the Company paid Financial Services approximately $22,291 and $39,772 in 2006 and 2005, respectively, in miscellaneous reimbursements, including the purchase of insurance.

Transactions with
Michigan Education Special Services Association (MESSA)

The Company paid MESSA approximately $1,439 and $0 in 2006 and 2005, respectively for information technology services.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $2,815,000 and $2,717,000 for 2006 and 2005, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due from (to) affiliates at August 31 are as follows:

	2006	2005
MEA Financial Services	$ (41,139)	$ (99,605)
MEA	(8,084)	(11,926)
	$ (49,223)	$ (111,531)

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $481,000 and $594,000 to Financial Services for federal income taxes during 2006 and 2005, respectively.

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at August 31, 2006, the Company had regulatory net capital of $3,553,514, which was $3,491,744 in excess of its required capital of $61,770. The Company's regulatory net capital ratio was .26:1.

**INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the year ended August 31, 2006 and have issued our report thereon dated October 5, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Certified Public Accountants

Lansing, Michigan
October 5, 2006

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2006

NET CAPITAL:

Total stockholder's equity		$ 3,897,658
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 49,735	
Over 30 day variable rate annuity commissions receivable	200,541	
Securities not readily marketable	3,300	
Prepaid expense	11,773	265,349
Net capital before haircuts on securities positions		3,632,309
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		78,795
Net capital		$ 3,553,514

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:	
Accounts payable, accrued expenses and other liabilities	$ 748,780
Due to affiliate	49,223
Items not included in statement of financial condition	
Federal income tax liability	128,543
Total aggregate indebtedness	$ 926,546

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of $926,546 pursuant to Rule 15c3-1)	$ 61,770
Excess net capital	$ 3,491,744
Ratio: Aggregate indebtedness to net capital	.26 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.



Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A
BROKER DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Equities, Inc., East Lansing, Michigan, (the Company), for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Certified Public Accountants

Lansing, Michigan
October 5, 2006

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED AUGUST 31, 2006 AND 2005

CONTENTS